Filed by Callaway Golf Company

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Callaway Golf Company

(Subject Company Commission File No.: 001-10962)

This filing relates to the proposed merger involving Callaway Golf Company, a Delaware corporation (“Callaway”), 51 Steps, Inc., a Delaware corporation (“Merger Sub”) and Topgolf International, Inc., a Delaware corporation (“Topgolf”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 27, 2020, by and among Callaway, Merger Sub and Topgolf.

The following is a transcript of a supplemental information call hosted by Callaway Golf Company on November 12, 2020.

CORPORATE PARTICIPANTS

Patrick Burke

Vice President-Treasury, Investor Relations and New Business Development, Callaway Golf Co.

Oliver G. Brewer III

President, Chief Executive Officer & Director, Callaway Golf Co.

Dolf A. Berle

Chief Executive Officer, TopGolf International, Inc.

Craig Kessler

Chief Operating Officer-Venues, TopGolf International, Inc.

Genifer Gray

Vice President-Operations, TopGolf International, Inc.

Jack Chris Callaway

Chief Development Officer, TopGolf International, Inc.

Steve Lane

Vice President-International Strategy & Franchise Management, TopGolf International, Inc.

Ben Sharpe

President-Toptracer and Toptracer Range, TopGolf International, Inc.

William Barry Davenport

Chief Financial Officer, TopGolf International, Inc.

Brian P. Lynch

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

OTHER PARTICIPANTS

Brett Andress

Analyst, KeyBanc Capital Markets, Inc.

Randal J. Konik

Analyst, Jefferies LLC

Susan Anderson

Analyst, B. Riley Securities, Inc.

John Kernan

Analyst, Cowen & Co. LLC

Joseph Nicholas Altobello

Analyst, Raymond James & Associates, Inc.

Daniel Imbro

Analyst, Stephens, Inc.

Casey Alexander

Analyst, Compass Point Research & Trading LLC

George Arthur Kelly

Analyst, ROTH Capital Partners, LLC

MANAGEMENT DISCUSSION SECTION

Operator: Good day and welcome to the Callaway Topgolf Supplemental Information Call. All participants will be in listen-only mode. [Operator Instructions] After today’s presentation there will be an opportunity to ask questions. [Operator Instructions] Please note this event is being recorded.

I would now like to turn the conference over to Patrick Burke of Investor Relations at Callaway Golf. Please go ahead.

Patrick Burke

Vice President-Treasury, Investor Relations and New Business Development, Callaway Golf Co.

1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Good afternoon and thank you for joining our call to take a more in-depth look at the Topgolf business and review key aspects of our planned combinations. As a reminder, this call is being recorded. The slide presentation we will be taking you through this afternoon is available in the IR section of the Callaway website.

Before we get started I’d like to take this opportunity to remind you that our remarks today will include forward-looking statements reflecting management’s current forecasts of certain aspects of the combined company’s future. The forward-looking statements involve risks and uncertainties that could cause actual results to different materially from management’s current expectations. We encourage you to review the Safe Harbor statements contained in the slide presentation for a more complete description.

Unless otherwise noted, financial numbers discussed in today’s call are based on US generally accepted accounting principles. In the few instances we’ll report non-GAAP measures we’ve reconciled the non-GAAP measures to the corresponding GAAP measures at the back of the presentation in accordance with Regulation G.

Moving to slide 3, we are looking forward to walking you through a number of items today. The goal of today will be for you to walk away with a more comprehensive understanding of Topgolf’s platform and the truly unique position of the combined company.

Joining me on today’s call from Callaway are President and Chief Executive Officer Chip Brewer; and Chief Financial Officer, Brian Lynch; as well as several members of the Topgolf management team including Chief Executive Officer, Dolf Berle; Chief Financial Officer, William Davenport; Chief Operating Officer, Venues, Craig Kessler; Vice President of Operations, Genifer Gray; Chief Development Officer, Chris Callaway; President of the Toptracer Business, Ben Sharpe; and Vice President of International Strategy and Franchise Management, Steve Lane.

With that, I would like to introduce Chip Brewer.

Oliver G. Brewer III

President, Chief Executive Officer & Director, Callaway Golf Co.

Thank you, Patrick. And thank you all for joining us on today’s call. As we discussed on Monday, this presentation is intended to offer a deep dive into the Topgolf business and offer further detail on the exciting strategic and financial merits of our combination.

Turning to slide 5, let me start with a quick review of the merits of this combination and really focus on why we are so excited about the unrivaled company we are creating. Together we create an entirely new type of golf company. The advantages of the combined company can be simply defined by three key points.

First, we will be in an unrivaled position as we combine two industry-leading golf-centric, technology-driven businesses with overlapping consumer bases. Second, this combination will create meaningful long-term competitive advantages across the most important parts of both businesses. Third, we have a clearly defined path to deliver exceptional growth and strong shareholder returns. As you’ll see later today, the path to growth is backed by an incredible team with a proven track record of leading our business with powerful momentum.

Turning to slide 6; I’ll spend just a few seconds talking about why these two companies make so much sense together. Our highly complementary businesses which maintain a shared focus on the golf consumer position us to accelerate growth across all of our brands. Our market leadership and operational efficiency have put us in a position with ample liquidity and cash generation to fund the growth of multiple early stage opportunities with proven and highly attractive economics. Our culture of innovation and unmatched in-house technology platform create ample upside to our already powerful growth position.

2
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Turning to slide 7; this combination will enable us to realize growth levels that neither business could achieve individually. We expect to deliver approximately 10% annual revenue growth and adjusted EBITDAS growth in the mid to high teens. Long term, we have defined a clear line of sight to more than $1 billion of adjusted EBITDAS by the end of this decade.

As we said before, we believe it is prudent to consider 2022 as our first full year of normalized post-COVID-impacted operations. We easily see a path to $360 million in adjusted EBITDAS in 2022 with some cushion to spare. Brian will also touch on that a bit later.

With confidence behind the 2022 adjusted EBITDAS projection and the momentum behind the businesses, you can easily see that the years post 2022 will likely be big payoff years for investors. Using an illustrative 17.5% adjusted EBITDAS growth rate, the combined company would reach $500 million in adjusted EBITDAS in 2024 with continued strong growth forecast thereafter.

On slide 8, let me spend a few minutes now looking at the golf market. As I’ve said many times, these two companies are simply good for the total golf market. Looking at the golf market, we had a little over 24 million golfers worldwide last year and I fully expect that number to grow this year and next. While I can’t yet quantify the magnitude of this growth, I tend to think the lasting impacts from this year, especially when you think about new entrants to the game as well as societal changes around commuting and remote work, all point to a sustained uptick.

Through the pandemic, we’ve seen a explosion of interest in golf. You see it in very traditional ways such as rounds played, tournament viewership and equipment sales. But we’ve also seen it in other ways. I look at what the NGF has started to call off-course golfers. We’ve seen a explosion of interest here as well. Think about the strength of Topgolf’s walk-in business, which has been the driver in achieving 80% to 85% same-venue revenue performance, or the combined minimum of Toptracer Range and the incredible growth of World Golf Tour. The world of golf is growing, but also how golfers interact with the game is expanding.

Turning to slide 9; the company will have reach that extends across the entire worldwide game of golf from elite touring professionals to new and aspiring entrants to the game. At Callaway, we have the number one driver and putter on worldwide tours and boast the number one brand rating with avid golfers, a position we’ve enjoyed since 2017. With Topgolf, golfers experience our brands off the course through sharpening their game at Toptracer ranges to experiencing the game for the first time at a venue or even at home with their digital gaming platform.

The golf consumer, from avid to new entrants, is a key factor in the strong fit between these two businesses. It enables strong long-term synergies as the combined business will have a competitive advantage in access to and engagement with golfers of all types. We will have a meaningful leadership position in nearly every way golfers interact with the game.

Turning to slide 10; as you can see, the golf market is expanding. Golfers are interacting with the game in lots of new and exciting ways. What I find the most exciting though is how our combined company will have a truly unique position to define the expansion of the global golf addressable market. I see the market building from a core base of equipment and apparel, two areas where Callaway has excelled with innovation and excellent operational execution. With Topgolf, we create connectivity to the biggest growth market of golf experiences, at the range or at a venue, and complement this with digital gaming for World Golf Tour. However you interact with golf, our company will have the best to offer.

3
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Looking ahead, you can see exciting upsides in the digital communities that are just starting to come together with connected experiences that could encompass games, lessons, tournaments, fan events and more. This company will be in the driver’s seat for what I see as a very exciting future for golf.

I also want to underscore that this position is incredibly hard to replicate. Together, we will establish a clear first-mover advantage that will drive competitive advantages for years to come. We just don’t see any real path to easily match the assets we’ve put together here, including the depth of our proprietary in-house technology, the reach we have across in-person and digital channels, the passionate consumer following our brands have cultivated and the existing global scale of the business and the massive pool of data and insights.

Turning to slide 11, you can see we believe this combination is pretty powerful. The engine behind our potential is really how these two companies create an ecosystem that accelerates growth and affirms competitive advantages. Callaway can bring to Topgolf the liquidity for growth, a global sales and marketing engine to accelerate growth, particularly with Toptracer Range, but also with sales at the venues. We also bring a fine-tuned back office that will enable laser-focused execution on unit-level opportunities.

With Topgolf, we gain an impressive platform in both physical and digital channels to promote and cross-sell all of our Callaway brands and access to a digital platform unlike any other in golf where we will have a new ability to engage golfers and also gather valuable shot data. Not to mention, we will play a central role in how most new entrants come to the game.

Now turning to slide 12, as you can see our new business doesn’t easily fit in any specific peer set. The fact is, we are confident that what we’ve built is something totally unique. We are redefining what it means to be a golf company. We view ourselves as a high growth consumer platform with impressive competitive advantages as a clear first mover in our space.

Today, you’ll learn more about the conviction behind our growth, particularly our ability to deliver double-digit adjusted EBITDAS growth for the foreseeable future. There are clear similarities to sports and venue-based franchises, market-defining restaurant brands and digital disruptors such as in the fitness space, but there’s nothing exactly like what we’re creating. And there are very few companies that match our competitive position and high growth expectations at meaningful scale. Our job, going forward, is to deliver on our growth plan and affirm the incredible potential we see ahead of us.

With that, let me turn it over to Dolf Berle to start our in-depth look at the Topgolf business.

Dolf A. Berle

Chief Executive Officer, TopGolf International, Inc.

Thank you, Chip. And turning now to slide 14; at Topgolf, we have a big social mission to connect people in meaningful ways. We accomplish this through our technology-enabled global sports and entertainment ecosystem, which creates memorable experiences for our millions of fans. We have a platform of self-reinforcing business lines that have successfully gamified the global sport of golf.

Each of these segments are proven early stage businesses with tremendous runway for growth through our addressable market. Topgolf generated $1.1 billion in revenue in 2019 and has achieved growth at a 30%

4
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

compound annual rate since 2017. Over the years, we have also been successful in attracting and aggregating a massive audience with over 100 million fan touch-points, 23 million venue visits and over 30 million World Golf Tour members.

Turning to slide 16, we believe we are in the early stages of our brand’s journey. Currently, our national brand awareness is at 21%, which has grown 40% just in the last year and there is a lot of room to grow. Couple that with the positive feedback from our guests, relative to other well-known brands, you can see how excited we are, because as our awareness continues to grow both strategically and organically, we have a brand that is loved by those who engage with us.

Looking at slide 17 now, there are a number of ways that our business has created a strong competitive position. The brand is our single strongest advantage and is the culmination of all the work across multiple dimensions in our company over the last 20 years. Technology is fundamental to our brand, and we continue to advance our guest-facing and internal engine technologies through constant innovation. Our massive interconnected network of over 10,000 screens at our venues and Toptracer Ranges gives us marketing power and has opened up sponsorship and other revenue opportunities.

On the development side, we are a brand that is highly sought after by developers with two decades of expertise locating, building and operating large complex venues. Our first-mover advantage has allowed us to scale quickly with significant capital invested and with considerably more operational expertise than new entrants.

Turning to slide 18, our teams have really stepped up during this difficult period to adapt our ways of working. We were able to open 100% of our US venues as of early September. What we’re seeing is very encouraging and we realize that Topgolf venues and Toptracer Ranges have structural advantages as compared to other businesses. Our businesses are fundamentally outdoor-oriented experiences where we can maintain social distancing.

As consumers figure out what works best for them, we’re pleased to see that Topgolf is an experience that makes our customers feel safe. We’ve seen rapid return of guests to our venue business with Q3 same-venue sales at 76% of 2019, recently moving up to 80% to 85% in September and October. We recognize that the pandemic is still a major factor for our business especially as trends shift around the country. However, we have developed close working relationships with health departments in each of our cities and remain committed to the health and safety of our people and our guests. We think this creates meaningful resilience in the months ahead.

Turning now to slide 19, Topgolf has a team that can lead the company into the future with Callaway. While I will be stepping away to pursue other leadership opportunities, I see nothing but continued success for the Callaway and Topgolf teams. The combined companies are committed to retaining our powerful Topgolf management team.

I want to highlight now just a few members of our team, some of whom you will meet today. Becky Fine, our Chief People Officer, came to us from Panera Bread in the same position. Chris Callaway, our Chief Development Officer, has over 25 years of experience including experience at Wal-Mart. He truly knows all cities and trade areas in the United States. Ben Sharpe, the President of our Toptracer business, was previously CEO at TaylorMade Adidas Golf. And finally Gen Gray, our VP of Operations at the venues, who was previously the Co-President and CEO of Maggiano’s. We have made a number of significant hires over the past few years and I’m pleased to say that several of the more significant and recent hires have been women.

And now I’d like to turn it over to Craig Kessler, Chief Operating Officer of our venues business.

5
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Craig Kessler

Chief Operating Officer-Venues, TopGolf International, Inc.

Thanks, Dolf. Turning now to slide 21, I will give you an overview of the original expression of the Topgolf ecosystem, our venues. I want to start by sharing that to Topgolf associates and to our loyal guests, this is more than just a business. It’s a brand that people feel deeply connected to. We know this for a few reasons, whether experienced by the groups of guests who often camp out the night before we open a new venue in hopes of being the first to set foot inside or through the millions of guests who are proud to purchase and wear Topgolf branded gear.

At Topgolf we teach each one of our roughly 20,000 associates to create moments that matter for everyone. That passion for making a difference in people’s lives translates into a deeply loyal fan base.

My favorite user-generated video ever filmed in a Topgolf venue happened recently, when a soldier returned from an overseas deployment. With a little help from our team, in a surprise to his young son, the father dressed up as a Topgolf associate and delivered food to his son’s bay. The moment that the father and son saw each other was a total feel-good, goose bumps type of moment. And it’s worth noting that while the father could have chosen so many places to have such an important life moment with his son, he chose Topgolf.

At Topgolf, we align the strong desire for human connection with our purpose of connecting people in meaningful ways. We do this through various mediums across play, community, music and food and beverage. Our cutting-edge entertainment facilities delight a diverse fan base across all demographic and socioeconomic statuses as well as golfers and non-golfers alike. While our target core demographic is 18- to 34-year olds, we have a suite of offerings for those both younger and older than that.

Turning now to slide 22, at Topgolf, we compete in the attention economy. With a spend per visit of only $36, we believe that we offer tremendous and unique value among the spectrum of entertainment options that are available to our fans.

On slide 23, you can clearly see our focused efforts to achieve differentiated scale over the last several years, and these efforts are working. We’ve organized ourselves to grow fast and we have opened 7 to 10 venues per year since 2014.

The success of this rollout strategy is largely driven by our development process, which my colleague, Chris Callaway, will discuss here in a few minutes. We’re incredibly confident that we will be able to maintain and accelerate this pace in the years to come. This intentional strategy has created a large competitive position against new potential entrants that simply cannot match the capabilities and breadth of experience that we have today.

Turning to slide 24, we think about our venue business in three buckets – food and beverage, game play and events. Prior to the COVID-19 pandemic, our venues generated roughly one-third of its revenue across each of these three buckets with game play being our highest margin category. Since the onset of COVID-19 we have seen an impact in our corporate events business. But this has been offset to a degree by strong walk-in traffic driving food and beverage and also game play sales volume, which has been in line and in some weeks even exceeded 2019 levels.

Now I’d like to turn it over to my partner in crime and my colleague, Gen Gray, the Vice President of Operations for the US venue business.

6
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Genifer Gray

Vice President-Operations, TopGolf International, Inc.

Thank you, Craig. On slide 25, you will see that people love Topgolf because of our games network which appeals to a broad range of guests. Whether you are playing our signature Topgolf game, engaging with our new Angry Birds game, or maybe playing a simulated golf course powered by Toptracer technology in many of our venues, we have world-class games for your family and friends.

Turning to slide 26; with regard to our food and beverage operations, we have seen that the world is moving towards craft and elevated experiences. At Topgolf, we seek to distinguish ourselves by providing food and beverage that exceeds the expectations of our guests. We believe that we excel at serving high quality food and beverage on a large scale, catering to a diverse range of tastes and dietary restrictions. We feature a seasonal menu of high-end, curated appetizers, entrees and desserts that are carefully selected for the Topgolf brands.

We have a dedicated culinary team that seeks out high-quality ingredients and creates new menu items to offer selections that are up-to-date with leading consumer tastes. Each venue also has an executive chef which further distinguishes our offering. In addition, our executive chef often walks the tee line during popular times talking with guests and creating memorable experiences in a way that is sustainable for a long time to come.

Turning to slide 27, we are the venue of choice for large and small events. Each of our venues has dedicated space for events which can scale for all sizes and price points. While we are seeing a near-term impact on corporate events, we expect this business to come back rapidly as social restrictions are lifted and the economy stabilizes in the coming months. In the meantime, we are focusing on smaller, more tailored events to offset larger corporate event headwinds.

Turning to slide 28, the in-bay experience is the genesis of our venue business. However, our strong brand and culture gives us the ability to go beyond the bay by providing activities such as yoga and concerts on the green. Our venues are a fixed asset and so the more we can do to leverage, the more it gives us the ability to monetize.

Moving to slide 29; before I turn it over to Chris I want to spend a moment discussing why we believe we have a unique business model during COVID-19 that provides a safe and enjoyable experience for our fans and associates. Through our commitment to work and play safely initiative we have created an outdoor tee line that provides a safe space to socialize with 11 feet between bays, plastic partitions, facemasks for our associates and extensive wellness checks. In addition, we complete a full bay cleaning and disinfection process between each group.

Upon reopening, we have received tremendous support from local and state health and safety departments and government officials who have commended our health and safety protocols. Early feedback from our guests shows that they are recognizing and appreciating our efforts with our overall satisfaction and likelihood to return surpassing pre-COVID levels in recent weeks. We believe the outdoor nature of our business, our socially-distanced experience and safety initiatives make us more resilient to the impacts of COVID-19 relative to other forms of entertainment.

And with that, I will turn it over to Chris Callaway, our Chief Development Officer.

7
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Jack Chris Callaway

Chief Development Officer, TopGolf International, Inc.

Thanks, Gen. In my tenure at Topgolf, I have been successful in creating a spectrum of designs that enabled Topgolf’s venue growth to be scaled across a range of market sizes, from large-size metros like Atlanta or Dallas, medium-size markets like Baton Rouge or Omaha, and smaller metros like Augusta or Chattanooga. The spectrum of design takes operational learnings and the key features from our largest venues such as our bars, patios and event spaces, and scales them to sizes that allow the capital investment and venue size to be optimized for the respective market demand.

Our large venues of 100-plus bays are targeted at trade areas of over 1 million people. Our medium venues, which typically have around 70 to 100 bays, are targeted to markets with a population of 500,000 to 1 million. And our small venue prototype with 30 to 60 bays targets metros with populations of 200,000 to 500,000 people.

Turning to slide 32, you can see that we have been able to successfully develop new venues at scale across multiple geographies. Domestically, we have developed and opened venues in 28 states across the US and successfully operate in both warm and cold weather markets. In addition, we have five operating international venues.

Turning to slide 33, I want to expand upon our real estate strategy. Our real estate process starts with our clearly defined real estate strategy. Our US real estate strategy started with a macro-level evaluation of all 929 metros across the United States. We then filtered the markets for numerous demographic and market characteristics. We have developed a market-by-market strategy that maps out where our priority trade areas are in every market across the country. This strategy acts as our playbook for the implementation of our real estate growth plans and it’s updated on an ongoing basis as we work in these markets and open new locations.

We have a robust site selection and due diligence process, which includes myself as the Chief Development Officer touring every proposed location as a formal part of the internal real estate approval process, and then ultimately presenting the sites to the real estate executive committee. We have a proven track record of success selecting and developing our new sites. As retail companies and real estate has struggled, land owners and developers want strong experiential anchors for their developments and Topgolf is best-in-class.

Turning now to slide 34, we have an internal design, construction, and installation team, led by our VP of Design and Construction, which has been involved in the development of every single US Topgolf venue. We have also established external partners in design and construction such as Aria, Beck and ARCO/Murray Construction.

Our venues range in size from 20,000 square feet to 100,000 square feet with up to 4 floors. The large and medium venues typically take 10 months to 12 months to build while our smaller venues take approximately 6 months.

On the financing side, we utilize well-capitalized REIT partners. These partners typically provide financing for up to 75% of our development costs with Topgolf funding the remaining development costs, primarily being technology costs and FF&E. We have a tremendous relationship with our REIT partners and their demand for our projects has not been impacted by the COVID-19. In fact, we have successfully opened two third-party financed venues during the pandemic in both Augusta and Chattanooga. We are well-positioned to continue to capitalize on these attractive financing sources moving forward.

8
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Turning to slide 35, typical venue development can take years of pursuing a location, especially in coastal markets which makes our long track record of operations and global success a competitive advantage. Through proven, rigorous, process-oriented approach to real estate development, we have established a strong real estate development pipeline. Today, we have a robust real estate pipeline in place with 33 sites currently in the development process.

As broken out in the bar chart, we have eight venues under construction which are scheduled to open in 2021. In addition, we have another 25 venues already in the real estate pipeline for 2022 and 2023 with 1 venue under construction, 11 venues under contract and in final stages of permitting and 13 more that have signed LOIs and are in our due diligence process.

While we currently have a strong existing national footprint across 28 states and a proven track record of opening large number of venues in a short period of time, our tremendous addressable market and strong near-term pipeline give us confidence in achieving our target of 10 new venues per year beginning in 2022.

I will now turn it over to Steve Lane, Vice President of International Strategy and Franchise Management who will talk about our international business.

Steve Lane

Vice President-International Strategy & Franchise Management, TopGolf International, Inc.

Thanks, Chris. Turning now to slide 37; our international division includes both our owned and operated venues in the UK along with our franchised opportunity. We have a rapidly growing footprint internationally and have put a premium on both partner selection and finding the first, best sites. Currently we have three owned and operated venues in the UK and two franchised venue locations in Australia and Mexico with another franchised venue in Dubai slated to open very soon, in late December 2020 or January 2021. We have also recently started construction on our first site in Continental Europe in Oberhausen, Germany.

Turning to slide 38; we believe our franchise approach to international growth will enable us to rapidly expand our footprint and brand in a highly capital-efficient manner while creating an attractive and recurring royalty revenue stream. Franchising is the perfect blend of Topgolf’s extensive knowledge of the format coupled with our franchisee’s knowledge of the local markets.

In implementing our franchise model, we have a dedicated team of industry veterans who carefully select franchisees by prioritizing entertainment operating background, local experience, real estate access and financial capabilities to ensure a consistent delivery of exceptional entertainment experiences. Today, our addressable market calculations see an opportunity of over 250 venues. We already have development agreements in place with five partners and plan to open over 20 venues in the next five years.

With that, I will now turn it over to Ben Sharpe, President of the Toptracer business, who will talk us through our hybrid Toptracer platform.

Ben Sharpe

President-Toptracer and Toptracer Range, TopGolf International, Inc.

Thanks, Steve. Turning to slide 40; I’ve been in the golf industry for 20 years. And in my opinion, Toptracer is the most exciting technology and opportunity I’ve seen during this time. Toptracer has essentially changed the game

9
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

of golf twice. Founded in 2006, Protracer which, after the Topgolf acquisition, became Toptracer, was the first to show traced shots on a golf TV broadcast, changing the way viewers watch golf.

After the acquisition in 2016, we invested more into the technology and in adding the PGA Tour, became the technology provider for all major golf tours and broadcasters around the world. We believe that Toptracer is the first and 10-yard line for golf. Toptracer broadcast is not only a business line, but a brand amplifier, reaching over 500 million viewers across 140 global tournaments broadcast in 2019.

But we didn’t stop there. A revolution has just started. And now, we are changing the way people play golf through our Toptracer Range platform featured in driving ranges across the world. Of course, golf is a growing phenomenon. The venues started the idea that golf doesn’t have to be played on grass and Toptracer Range has been able to roll this idea out across the world, connecting people through our technology and embracing a new generation of golfer. Today, we have over 300 licensees operating over 7,500 Toptracer Range bays in over 30 countries, with an additional 2,000-plus bays under contracts for future installations.

Turning now to slide 41, I want to spend a little more time talking about our technology. Toptracer technology is primarily an optical tracking technology that leverages purpose-built camera sensors operating either individually or in pairs to observe the actual flight of the golf ball and to provide the space coordinates of its travel until it hits the ground. A relatively small number of cameras working with each other and with Topgolf’s proprietary tracking software can cover the outfield of an entire driving range, avoiding the need to deploy one tracking device for every hitting bay as required by some of the competing products in the market. In addition, Toptracer technology software is differentiated by its ability to be used for both covered and uncovered ranges and practice tees, which allows us to expand our total addressable market to all golf facilities and ranges around the world.

Moving now to slide 42; one of the reasons we’ve been successful increasing our bay count over 15 times in the last 3 years is because our product transforms range operators’ businesses. Here are just four fantastic testimonials from our 300-plus clients. A recent survey, which indicated that over 85% of respondents reported a 25% or greater increase in revenue after installing Toptracer Range, many experiencing 40% to 60% increase.

Turning to slide 43, the industry is fast approaching a tipping point. With 7,500 bays installed globally today, we believe Toptracer will become an integral part of successful range operations. Our strategy of early market share acquisition will pay off into a large global network of connected apps and screens which we can monetize through contents and subscriptions. As an example, our expanding community in 2019, we hosted our first Toptracer Range global tournament, a nine shot closer-to-the-pin tournament which we had over 80% participation from installed ranges across 19 countries. We plan to do five more of these tournaments in 2021. More people playing more golf more often will allow us to build this monetizable community.

Turning to slide 44; to help us achieve our global scale, we have a robust slate of key partners that have been [Technical Difficulty] (0:36:53) bolstered by Callaway and its global network, which will accelerate market share acquisition. Specifically, Toptracer will benefit from Callaway’s huge network of club professionals to champion our company and technology. Additionally, Callaway will strengthen our relationships with key management companies such as Troon and Billy Casper and eliminate barriers to entry into new markets. And finally, we can use Callaway’s assets such as tour players, media and influencers to accelerate the growth of the Toptracer brand and community.

I will now turn it over to Dolf who will provide more color on our media business.

10
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Dolf A. Berle

Chief Executive Officer, TopGolf International, Inc.

Thanks, Ben. Moving now to slide 46; our focus with the media division is to extend the reach of the brand by attracting and aggregating an audience through innovative content and games. These serve as a way to connect the Topgolf components into a cohesive platform. They’re also factors in the growth of the company and monetization. Our in-house gaming and video content capabilities are central to our ability to attract and aggregate an audience. The recently announced partnership between Angry Birds and Topgolf is just one example that demonstrates our ability to innovate and deliver for our consumers across all brand segments. The global Toptracer tournament that Ben mentioned is another example of the power of our network.

World Golf Tour, a leading mobile golf game with over 30 million members as of today, is an example of the way we use our capabilities and game technology to create a compelling position in the growing e-sports field. Important also is this gaming technology creates innovative sponsorship and consumer engagement opportunities throughout our community of players, competing across our interconnected digital and in-person platforms. Examples of sponsors include Coca-Cola, Dell, Mastercard, Toyota and Audi among others.

Turning to slide 47, I want to spend a little more time talking about World Golf Tour, which is our leading realistic digital golf game and is a profitable contributor to our business. While we have over 30 million members as of today, this has grown by over 10 million members since the acquisition a few years ago. This is a testament to the strength of our game development team and the power of our growing brand.

Revenue at World Golf Tour is primarily derived from in-app purchases as well as through game officers and advertisements for sponsors. Over time, we see the opportunity to cross market between our WGT members, our venue visitors, and our Toptracer Range golfers.

And with that, I would like to turn it over to William Davenport, our Chief Financial Officer.

William Barry Davenport

Chief Financial Officer, TopGolf International, Inc.

Thanks, Dolf. Turning now to slide 49; we’ve covered a lot of material today, which I hope has been informative to you. I want to recap what I see as the key points financially. Our track record is proof that we can grow revenues profitably and achieve high returns on our investments. Our deep pipeline of venues under development and Toptracer Range bays and our sales pipeline give us visibility to strong continued growth into the future.

The capital provided by Callaway through this acquisition will allow Topgolf to grow into our addressable market in order to generate significant revenue, EBITDA and audience reach over the next several years. We will generate positive free cash flow before discretionary investments in 2022 with proven flexibility to manage capital for new venues and other non-venue investments to respond to changes in market conditions. In the end, our growth will be driven by continued venue development and the expansion of the Toptracer Range platform, both of which we have already proven we can achieve and have large addressable markets.

Turning now to slide 50, I will provide a little more detail on the key financial points I just mentioned. Collectively, our businesses have created strong momentum and proven financial results, including 30% annual revenue growth from 2017 to 2019. As you can see, we’ve also been able to achieve meaningful adjusted EBITDAS growth in the past three years despite the investments we’ve made in our growth infrastructure to achieve our long-term earnings potential as well as a change in the lease accounting standards, which negatively affected adjusted EBITDAS in 2019 versus previous years.

11
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Moving to slide 51, we’ve provided a recap of our key performance measures. Future growth at Topgolf will be driven by the same factors that have driven our historical growth, which is opening new venues domestically and internationally and installing more Toptracer Range bays. We have strong pipelines in all of these areas which gives us clear visibility in our continued growth. We’re able to achieve this growth because we have strong unit-level economics.

On slide 52, we have shared our key financial metrics for our Toptracer Range business. Our Range business is a capital-light high-margin model that will serve as a strong complement to our venue business over the long term. On a unit level we see each bay generating about $2,000 per year with an adjusted cash EBITDAS of about $1,500 per year per bay. We’re on a pace to deliver about 8,000 bays per year going forward with typical contracts ranging about three to five years. In 2020 alone we’ve seen more than 35,000 installs through the third quarter which is approximately 1,000 bays higher than our total number of installs in all of 2019. We’ve only just started but are poised to realize strong and meaningful revenue and margin for the group. Our growth is proof that the economic model works.

On slide 53 we have shared our key financial targets for our company-owned venues. Please keep in mind that all figures on this page are averages for our large, medium and small venues, based on our expected mix over the next few years. We expect venues to generate on average $17 million in revenue per year with an average venue-level adjusted EBITDAS of $5 million per year. Based on our historical results we feel confident we can achieve these results.

Our venues cost between $10 million to $40 million to build, depending on the size and location. We’ve had great success in financing our venues via our REIT relationships. In our typical arrangement, we finance 100% of the underlying land and roughly 75% of the average venue construction costs. This significantly reduces our upfront investment, which allows us to target very attractive cash-on-cash returns of 50%.

We typically see our venues open up with very high revenues in the first year, driven by the excitement around our brand and earned media that surrounds our openings. As such, new venues typically experience a honeymoon resulting in a 5% to 10% reduction in year two revenue, after which the venue will enter our comp base. From there we expect revenue for our venues to grow their same-venue sales through the leadership from our strong operations team and investments in marketing and systems. This approach has resulted in positive same-venue sales in five of the last six years through 2019.

On slide 54, we have provided you more information to show how our historical venue level results compare to our targeted results.

As we mentioned during the merger announcement presentation, we adopted the new lease accounting standards in 2019 which impacts the comparability of our venue-level EBITDAS when comparing our historical results to our future results. As a result of our adoption of the new standards, we expect future third-party financed venues to be classified as deemed landlord financed venues which means that payments under the leases will be accounted for as interest expense in our P&L. We made pro forma adjustments to our historical results to make this comparability clearer.

As you can see in the chart, if you assume that the accounting treatment for all historical large format venues was reflective of the accounting treatment for our planned financing strategy moving forward, then pro forma adjusted

12
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

EBITDAS in 2019 was $210 million across our 36 large format venues, or $5.8 million per venue. Remember that the $5 million we showed on the previous page is a weighted average across all venue sizes in our pipeline, which is heavily weighted towards large venues. This reinforces that the results of our existing venues support our future targets.

Going a step further, after accounting for the impacts of new venue openings in 2019 and profits from our other venue formats, we achieved $187 million of venue-level adjusted EBITDAS in 2019. This is before pre-opening costs and other corporate overhead, which would be subtracted to get to our total company adjusted EBITDAS.

Turning to slide 55, we bring this all together to show you how to think about how the EBITDAS we generate at the business line level translates to total company adjusted EBITDAS. Our venue-level adjusted EBITDAS, driven by our proven venue economics, has provided the opportunity for us to invest in building the infrastructure to develop and rapidly scale our early growth stage business lines, Toptracer Range and international. These complementary business lines are poised to generate future profit growth due to the strong foundations we created in 2017 through 2019.

Additionally, as our venue-level EBITDAS grows as we build more venues, we will be able to significantly leverage these initial overhead investments. Our overhead expense will also benefit as we pivot to a pure licensing model for swing suites and refocus our content creation on marketing activities. Our overhead will still continue to grow to support new venue growth, but the pace of growth will materially lag the overall revenue growth for Topgolf, creating margin leverage.

On slide 56, we have provided an outline for how you will likely want to think about modeling our growth from 2019 to 2022. As I had mentioned previously our growth is largely driven by the growth in new venues and installed Toptracer Range bays. You can capture the growth in venues by utilizing the $5 million average EBITDAS per venue I explained on a previous page, multiplied by the venues we open between 2019 and 2022. The Toptracer Range bays we install in 2022 plus residual income from the cumulative bay base and renewals on previous license agreements will add to this. And then we need to consider modest growth in corporate overhead to support the increased scale of the business and inflation. Finally, we will also see growth from additional international venues and growth in our media business.

Now, before I hand it off to Brian Lynch, I wanted to provide a little more color on our COVID-19 response and recent update on slide 57. While we had strong performance in January and February, we chose to close all our venues by March 18 as a result of the pandemic. Within two weeks of venue closure, we immediately took significant steps to preserve liquidity by implementing sustainable cost saving measures, delaying new venue development, projects negotiating rent deferrals and trade extensions and reducing or suspending other discretionary CapEx spend.

In addition, we successfully amended our credit agreement facility to provide covenant relief while maintaining operational flexibility. Through these initiatives, we were able to successfully navigate the global pandemic and safely reopen all venues by September 7. It should be noted that evolving government restrictions have resulted in certain temporary re-closures with three venues in the UK and one of the US. But we are working with local jurisdictions to reopen those venues as soon as possible. This is the type of volatility we expected in our model and it does not impact our confidence in our ability to move through the pandemic.

Since our venues have reopened we have seen a rapid return in venue performance with Q3 same-venue sales of 76% of 2019 levels with trends in September and October growing into 80% to 85%, exceeding our expectations and affirming our resiliency in these times.

13
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

I’ll now turn it over to Brian Lynch, Chief Financial Officer of Callaway.

Brian P. Lynch

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Thank you, William. Turning now to slide 59; as you can see from the presentations today, Topgolf is a very exciting business that is early in its growth curve. And as you also heard today, a Callaway-Topgolf merger is a natural fit with benefits to both businesses. Callaway has the capital, infrastructure and relationships to help Topgolf grow faster than it could on a standalone basis. And Topgolf will allow Callaway to achieve higher growth rates and profitability than it could on a standalone basis.

We’ve had various conversations over the years with Topgolf about the benefits of combining the two companies but now the stars have finally aligned. In the short term, Topgolf is in need of capital to develop and grow its venue and Toptracer businesses until it becomes cash flow positive in 2024 and Callaway is well positioned to fund that growth.

As a result of the convertible debt issued earlier this year, the cost reduction actions taken in response to COVID19, the increased interest in golf and a faster-than-expected recovery in our golf and soft goods businesses, we had over $630 million in cash and available liquidity under our credit facilities at September 30, 2020.

As you can see on slide 60, over the next three years we plan to invest an estimated $325 million in Topgolf, primarily to develop new Topgolf venues and grow the Toptracer business. We believe these investments will allow Topgolf to achieve its financial results and create meaningful value for our shareholders. I want to emphasize, however, that we are not obligated to make these investments. If circumstances change and it no longer is sensible to make those investments, we can defer or cancel them.

Similarly, we have modeled various downside scenarios related to the impact of COVID-19. Even if there is another government-mandated shutdown similar to last year, the combined business would have ample liquidity to weather such a shutdown. Such a scenario could affect our anticipated economic returns on this investment, but the returns would still be meaningfully above our cost of capital.

Turning to slide 61; so what is the thesis for investing in the combined company? There are only a few things you need to believe. First, that Callaway is a profitable and stable business, with tailwinds from recent increased interest in golf and that Callaway adjusted EBITDAS in 2022 will be greater than in 2019. Second, that Topgolf will open approximately 10 owned venues per year at the targeted average venue adjusted EBITDAS discussed today. Third, that Topgolf can open 8,000 Toptracer bays per year that will deliver the targeted adjusted EBITDAS we’ve discussed today. Fourth, we can leverage its existing operating expense infrastructure while developing the new venue and Toptracer locations. Fifth, Callaway and Topgolf have adequate liquidity to fund both businesses and to withstand any short-term volatilities from COVID or other external factors.

If you believe these five things, the rest is just math and the strong shareholder return proposition crystallizes. The strength of the Callaway business combined with the fast-growing Topgolf business should generate $360 million of adjusted EBITDAS in 2022 and at mid to high teens growth thereafter. This performance does not even take into account potential future strategies from combined efforts on consumer engagement, sales and marketing that were discussed earlier. That would be upside.

14
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

In addition to the strong adjusted EBITDAS generation, additional shareholder value should be created from the combined businesses trading at a higher multiple than Callaway has historically traded at, given the uniqueness of the combined enterprise, strong competitive position and high growth rates. Combining the Callaway and Topgolf businesses creates a unique opportunity for compelling shareholder value creation.

Chip, over to you.

Oliver G. Brewer III

President, Chief Executive Officer & Director, Callaway Golf Co.

Thanks, Brian. I hope you’ve all found today’s presentation helpful. This is an impressive team that has built an incredible business. I have long respected what this leadership team has accomplished as a board member of Topgolf, but I’m even more excited to work together with everyone to deliver on our potential.

Let me sum up today with where we began. We are building an unrivaled, technology-enabled golf company that delivers equipment, apparel and entertainment. This combination delivers a clear first-mover position that will generate meaningful long-term competitive advantages. Most importantly, we have a clear path to deliver exceptional growth and strong shareholder returns.

With that, I’d like to open the call for questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions] And our first question today will come from Brett Andress with KeyBanc Capital Markets. Please go ahead.

Brett Andress	Q

Analyst, KeyBanc Capital Markets, Inc.

Hey, good afternoon. So a few questions on the 2022 bridge, and Chip, you mentioned some cushion to spare in your target. So I’m hoping you could just elaborate on that some more. And then there was also no quantification of Swing Suite or media in that bridge, which I guess from my understanding was on – should be on track to generate EBITDA by 2022. So just any help there on those other business lines.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Sure, Brett. Thanks for the questions. On the 2022 EBITDAS projections, there is definitely upside to those and then we, as communicated, believe they are conservative. We’re not elaborating beyond that at this point, but we’re highly confident in our estimates. And in terms of the second part of that question, where you’re – the Swing

15
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Suite’s – we’re transitioning to Swing Suite business model now to a license model. And we believe that will deliver more certain returns. So we’re in process of doing that at this point and therefore I’ve not called that out. We do expect it to be a positive contributor going forward. And the media business, you’re correct in that we did not break that out individually and that was intentional.

Brett Andress	Q

Analyst, KeyBanc Capital Markets, Inc.

Okay. And then second, I think investors feel like there might be a black hole in the model between 2019 and 2022, so maybe could you just – and you give us some pieces on slide 56, but can you just give us some bookends as it relates to our models on how we should think about 2020 and 2021 top line and EBITDA progression for this business?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Yes, that’s definitely a difficult forecast right now in 2021, Brad. We’ve given you results through Q3 previously and we’ve commented on how pleased we are with both businesses’ performance right now. And so we’re not going to be able to give you specific guidance on 2021 given all the uncertainties out in the world and in the environment right now. But we will tell you that both businesses are performing currently at a level higher than what we have projected for 2021. So in essence we are planning conservatively and we’ve essentially assumed volatility into our models already.

Brett Andress	Q

Analyst, KeyBanc Capital Markets, Inc.

Got it. Okay. And then I just have one last one for Ben, I don’t know if he’s still on the line, but a question on Toptracer and just the competitive landscape there. I guess how moated is that product compared to say TrackMan or FlightScope? And then I guess I’m also curious when you talk to a range owner and they decide not to invest in the product, I mean what’s the feedback? I’m just trying to get a sense of maybe the hurdles that you might face in penetrating some of the TAM numbers that you gave us.

Ben Sharpe	A

President-Toptracer and Toptracer Range, TopGolf International, Inc.

Yeah. Thanks for the question. I think when it comes to competitive set, yes, there are competitors out there. But we’ve taken the lead in terms of number of facilities and established our brand and our solution ahead of others. And so we feel confident we can keep that trajectory. I think the other thing to say is technology is one piece of the solution and building a community around that is also a really big part of our proposition, and real value to range owners and golfers using the technology.

16
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

In terms of – could you just remind me of your second question, please?

Brett Andress	Q

Analyst, KeyBanc Capital Markets, Inc.

Yeah. Just in terms of when you’re going through the sales process, range owner decides not to buy the product or invest in it, I mean what are some of the hurdles you face in trying to convince them? And I guess, my view is it’s kind of a FOMO effect, right, in terms of some – the guy down the street having this, and then therefore, having to invest in it.

Ben Sharpe	A

President-Toptracer and Toptracer Range, TopGolf International, Inc.

Well, absolutely. And I think we’re selling something that’s new. We start – we believe we’re starting a revolution. So, anything that’s new, there is a level of cautiousness from the get-go, but with now over 300 facilities and all of those facilities delivering really strong net returns after the lease fee, we’ve got over 300 advocates that we can use to help get people over the line. So, we’re finding that sales process increasingly easier as we go through the quarters.

Brett Andress	Q

Analyst, KeyBanc Capital Markets, Inc.

Thank you.

Operator: And our next question will come from Randy Konik with Jefferies. Please go ahead.

Randal J. Konik	Q

Analyst, Jefferies LLC

Yeah. Thanks a lot. On page 51 of the PowerPoint, there is a chart that shows the worldwide fan touch points. And I guess, what it kind of shows me is that you’re seeing new – added new, I guess, customers to your business but also existing customers moving across the different parts of the ecosystem. So can you give us some perspective on what you’re seeing there from existing customers starting to kind of span out across the different touch points whether it’s Toptracer or WGT, et cetera? And then as it relates to building digital communities and so forth, what are you doing on the technology side to enhance those communities and also try to kind of almost connect the different communities together? Meaning if I’m a WGT user along with I go to Topgolf venues, are there ways in which that you can kind of bring the technologies together to kind of bring me an immersive ecosystem kind of experience?

17
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Sure, Randy. Thank you. This is Chip. Good question. I’m going to turn that to you, Dolf, if you’d like to...

Dolf A. Berle	A

Chief Executive Officer, TopGolf International, Inc.

Sure.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

...answer it or give it to anyone else on your team, I think that’d be appropriate.

Dolf A. Berle	A

Chief Executive Officer, TopGolf International, Inc.

Yeah, thanks for that, Chip; and Randy, it’s nice to hear your voice again. With regard to worldwide fan touch points, that’s a number that is arrived at by adding up all the visitors that we have at the venues and World Golf Tour subscribers and then all the people who have signed up and opted in for a relationship with us digitally. So it amounts to that number of people and it’s growing. What we do is we try to keep forging – and actually I should say further that the – we’re in the early days in terms of the cross-pollination of guests and fans across the different business lines; there is some but the work that we’re doing internally at the moment is really trying to build the common database that allows us to understand who is already working across the business lines, and then obviously market and create compelling reasons for them to do more so. So I would call that early days, but the vision is quite clear and we’re working on the technology as we speak.

The ways that we feel that we can really engage people across the business lines and do so increasingly come down to shared game play, which involves games like Angry Birds which can grow across platform, and then also the tournaments, the example of which Ben gave earlier in our talk where we had so many people signing up for that. The next level of tournaments for us involves people playing not only on Toptracer driving ranges, but also in World Golf Tour and also at our venues combined. And so that’s really where it’s headed.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

18
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Yeah, and if I can add to that, Dolf, that’s one of the things, Randy, that we’re so excited about here because as we merge these two businesses and further their efforts there on the digital communities and connectivity, we’re going to have ever-larger, more powerful communities and shared audiences that is going to really unlock a lot of potential and value and future whitespace. And then on top of that, just the value of the data, every shot that’s hit at the Toptracer Range is captured; they have already 2 billion data points on that. And we’re going to have connectivity and the ability to engage with each of those consumers. You can imagine with our AI technology and resources how valuable that would be to be able to learn that Brian Lynch is hitting it short left, and we have a product that can help him with that.

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

You could have gone with long right or something.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Yeah. I could have. But you’ve got to be honest here on this call here, Brian so. Anyway, it’s tremendously exciting. And that is one of the major items that we intend to unlock together.

Randal J. Konik	Q

Analyst, Jefferies LLC

Really helpful. And just one more question, if I may. Just on the overhead that you talk about, that overhead bucket, just any kind of big areas of what’s in that bucket? And then, the only guidance you’ve given around the cost of living adjustment or to bring up that expense rate, if you will, is this truly an expense overhead that can kind of be very contained and you will get pretty substantial leverage even in the out years beyond 2022, et cetera? Just curious there.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Yeah, I’ll turn that to William in a second, Randy, and see if he wants to build on it. But I think the major point here is that there were significant investments that Topgolf had engaged in that set up a overhead structure that we are in a position to highly leverage going forward.

William, do you want to add anything to that or – unless you – opened it for you.

19
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

William Barry Davenport	A

Chief Financial Officer, TopGolf International, Inc.

Yeah, I’d be happy to. So first, I’d talk about – a little bit about what’s in there. So, what is in there are the basic corporate functions such as finance, legal, HR, TI. Additionally, we have our venue leadership team in there such as Craig and Gen, and their expenses are in there, so kind of the above venue level supervision is in that bucket. So, it kind of gives you a general idea of the types of expenses in there, a lot of salary expenses basically, and then, some other non-salary pieces.

In terms of growth, yes, we do expect to get substantial leverage going forward on our corporate overhead, as a percent of revenue you’ll see that drop quite a bit over time. Specifically we’ll continue to see inflationary pressures. There will be some increase due to the scale so as we – for instance for every 8 to 10 new venues we have, we have to have a few additional – like an additional AP person, an additional payroll person, things like that just to be able to manage the processing of it.

But as Chip said we’ve built a lot of the really large infrastructure to support this level of growth. The level of growth we’re talking about in terms of incremental growth per year on the venue side specifically is something that we’ve already digested. We’ve done that in past years. So we now have the teams in place to be able to replicate that year in and year out. Does that help?

Randal J. Konik	Q

Analyst, Jefferies LLC

Yeah, yeah, no, it’s super helpful. Thanks guys. This call has been very helpful. Thank you.

Operator: And our next question will come from Susan Anderson with B. Riley. Please go ahead.

Susan Anderson	Q

Analyst, B. Riley Securities, Inc.

Hi. Thanks for taking my question. A quick question on the international venues, I think on slide 55 it says you expect them to do about $1.1 million in royalty fees per year per location. I guess I’m curious what are they doing right now. So are you guys expecting them to grow into that? And then also is there overhead associated with that $1.1 million similar to the $5 million in adjusted EBITDAS for the US venues? Thanks.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

William, I’ll throw that back to you if I may?

20
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

William Barry Davenport	A

Chief Financial Officer, TopGolf International, Inc.

Yeah, I’d be happy to answer that. So we don’t get into individual venue-level performance discussions but I would say that the numbers that we put forth are very consistent with what we are realizing today and expect to continue to realize as we go forward. So, comfortable with that level on – the $1.1 million per venue.

And then, yes there is some overhead associated with that, and that’s part of what we spoke about earlier. We’ve invested ahead of the curve on that, built out a pretty strong team that is based largely in London to be able to support pretty rapid growth on the international franchising side. So we have a full team, Steve leads that team right now. He spoke earlier. And so there will be some continued growth in that as we provide operational support around the world for those teams. But the core team is now in place and they’re responsible for signing up the agreements that we have in place today. And now we’re focused on getting the venues built.

Susan Anderson	Q

Analyst, B. Riley Securities, Inc.

Okay, great, that’s helpful. And then quick question just on the corporate or event revenue, I guess I’m kind of curious what you’re estimating for 2021. Are you expecting that to maybe get back to normal by the end of the year? I assume probably not in the first half. And then are you seeing anything right now maybe even heading into the holiday season that gives you confidence that it will start to come back and maybe particularly as we get a vaccine? Thanks.

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Susan, this is Brian.

Susan Anderson	Q

Analyst, B. Riley Securities, Inc.

Hi, Brian.

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

We’re not providing specific guidance for next year but – and we do plan a ramp-up during 2021. So I think you would see our modeling is that in the beginning of 2021, it is actually below current performance. And that’s to

21
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Chip’s point that we baked in some conservatism in there and just allowing for some additional disruption from COVID. And then it ramps up during the year with getting back to 2019 levels by 2022.

Susan Anderson	Q

Analyst, B. Riley Securities, Inc.

Okay, great. And then I guess just lastly on – so it doesn’t look like you’ve included any synergies in our 2022 numbers. I guess is there any color you can give around how you’ve – how big you think the synergies could be between the two companies?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Hi Susan, it’s Chip.

Susan Anderson	Q

Analyst, B. Riley Securities, Inc.

Hi.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Obviously the synergies we think are very real and exciting. And we think it’s going to be – provide a strong competitive advantage for both businesses, but they’re difficult to quantify and so we have not. In order to be conservative we have not baked those in, they were not needed to justify what is a very strong financial opportunity here, and from a conservative nature we did not bake those into 2022 and we’re hesitant at this stage to quantify them for you. As has been our practice in the past as we get further into this we may choose to do that as we did on the apparel side as those became more and more tangible. But right now we are convinced that they are there, they are material, they are strong, strategic merits, but not needed to quantify in order to justify the excitement of investment.

Susan Anderson	Q

Analyst, B. Riley Securities, Inc.

Great. That’s helpful. Thanks so much.

22
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Operator: And our next question will come from John Kernan with Cowen. Please go ahead.

John Kernan	Q

Analyst, Cowen & Co. LLC

Yeah, hey, congrats on an exciting business combination and all the success that’s led up to this acquisition.

[indiscernible] (1:12:31)

John Kernan	Q

Analyst, Cowen & Co. LLC

I just wanted to ask – you bet. I just wanted to ask a question on third-party financing, maybe walk us through the cost of capital here how we should think about the accounting behind it, I believe it will all run through interest expense and how does the real estate financing play into your capital structure beyond 2022 since it is a source of cash from 2020 into 2022?

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Sure, John. The – on the third-party financing, and William referenced it a little bit when there was that change in 2019 due to the accounting rules, but they reformulated their leases so that should qualify and essentially be treated almost like a capital lease. And then you would have the deemed landlord financing would run through interest expense and therefore benefit EBITDA. Is that what you were looking for?

John Kernan	Q

Analyst, Cowen & Co. LLC

Yes. Is that essentially rent expense is considered within interest expense or is your rent expense actually in OpEx with that?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

It would be interest...

23
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Yeah...

Patrick Burke	A

Vice President-Treasury, Investor Relations and New Business Development, Callaway Golf Co.

Yeah, John, this is Patrick. Yeah, it would be in that interest – would be part of that deemed landlord financing, the REIT interest rate basically.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

William, just feel free to jump in if you need to add anything here.

William Barry Davenport	A

Chief Financial Officer, TopGolf International, Inc.

Well, I’ll just confirm. I think you got it right. But it all flows to interest expense, going forward, there won’t be rent expense.

John Kernan	Q

Analyst, Cowen & Co. LLC

Got it. You’ve given – yeah, go ahead, Chip, sorry, I didn’t mean to cut you off.

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

No, we’re good.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Thanks, John, please go on.

24
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

John Kernan	Q

Analyst, Cowen & Co. LLC

Okay. You’ve given incredibly detailed unit-level economics from a revenue and EBITDA perspective. Thank you. I was just wanting to scrub our model, how does CapEx shake out for 2021 and 2022. On slide 60 you do show the balance between growth CapEx to finance units and maintenance CapEx but just wondering on the specific magnitude of the CapEx for the model?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

[indiscernible] (1:14:31) per year.

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Oh [indiscernible] (1:14:33) per year?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Yeah, he’s asking – you told him $325 million and he’s trying to figure out...

[indiscernible] (1:14:36)

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

...what years it goes and...

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Yeah, I’d say it’s roughly split – boy – a little bit heavier in 2022 but other than that about a third each.

25
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

John Kernan	Q

Analyst, Cowen & Co. LLC

Okay. That $325 million number is your CapEx, okay, over those two years, got it.

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Over three years.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Three years.

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

2021, 2022, 2023.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Right, and...

John Kernan	Q

Analyst, Cowen & Co. LLC

Okay. That’s helpful. All right, guys, best of luck. Thank you.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Thanks, John.

26
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Operator: And our next question will come from Joe Altobello with Raymond James. Please go ahead.

Joseph Nicholas Altobello	Q

Analyst, Raymond James & Associates, Inc.

Thanks. Hey, guys, good afternoon. So first question, I may have misheard, but did you guys say that there are some US venues that are now above pre-COVID revenue levels?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Joe, I’m not sure whether we said that or not, but there are some that are outperforming 2019 revenue levels.

Joseph Nicholas Altobello	Q

Analyst, Raymond James & Associates, Inc.

Okay. This is...

Craig Kessler	A

Chief Operating Officer-Venues, TopGolf International, Inc.

Joe, sorry, we also talked about the walk-in business and the food and beverage pieces are tracking at those levels, and potentially sometimes a little higher than that.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Yeah, and we’re leading the performance, right?

Craig Kessler	A

Chief Operating Officer-Venues, TopGolf International, Inc.

Yeah.

27
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Joseph Nicholas Altobello	Q

Analyst, Raymond James & Associates, Inc.

Okay, got it. And then maybe can we go to the typical venue waterfall. I think you guys mentioned that obviously it opens up to a lot of fanfare in year one and then there’s a honeymoon period where sales drop 5% or 10% in year two. And then the comp starts to climb after that. So, I guess first question is what drives the comp in year three for example? And then what does that comp look like by year five? Are we still comping positive?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Joe, this is Chip. You know we do expect to comp positive, and the nature of this business at this point is that we don’t have a lot of good data for you on that year five type of performance. They refine the model and there are larger and final models where they were putting in in the 2014 on period and post-honeymoon period that would put them in the middle of COVID, so there isn’t a reference point at this point, but we are confident in our ability to deliver the same-venue sales growth. The bigger part of the story here is how strong the economics of these venues are and you have to keep in mind that they open so strongly, it’s literally – it’s top year in the first year, they’re performing from the first weekend forward, which is not consistent with what most business models suggest where there is a ramp as it gains in popularity and performance. So although this is a little different from a model perspective, if you think through to it it’s probably superior because the returns are so quick and have been so consistently certain.

Joseph Nicholas Altobello	Q

Analyst, Raymond James & Associates, Inc.

Right, I got it. And just one last one for me, you talked about the $325 million of CapEx that’s needed at Topgolf over the next call it three years. What are the costs or I guess what’s the total use of funds for Topgolf for those three years? I assume there are some pre-opening costs, just the startup costs, there’s going to be EBITDA losses early on. So if we think about the total funds needed from Callaway to run the Topgolf business over the next three years.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Joe, the total need from Callaway to fund is the $325 million. And as Brian mentioned we do have flexibility on that, if we needed to we can pull back on that, meaningful, and still deliver positive economic returns for our shareholders. But the total need from Callaway is that $325 million under our current business model.

Joseph Nicholas Altobello	Q

Analyst, Raymond James & Associates, Inc.

28
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Okay, great. Thank you, guys.

Operator: And our next question will come from Daniel Imbro with Stephens, Inc. Please go ahead.

Daniel Imbro	Q

Analyst, Stephens, Inc.

Yeah, good afternoon, guys. Thanks for taking our questions. Well, I wanted to start on the different – based on small, medium and large, can you talk about the different capital intensity to build and maybe set up each of those? And then related, do they have a similar payback period, i.e., if it’s more expensive to build, do you normally get a higher unit-level EBITDA or how variable is the unit profitability between those different formats you’re building.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Daniel, it’s Chip, and I’m going to quickly turn this right to William. So William, you want to try to take that one as well?

William Barry Davenport	A

Chief Financial Officer, TopGolf International, Inc.

Yeah, sure. So overall the profitability, the revenue and the margin economics are very consistent between the different sizes. There is a little bit of a base cost of building a venue that you don’t leverage as well on the small sizes, we still have top holes and a big outfield and all that, so I wouldn’t say per bay the cost is equivalent across the board. But in general, we’re able to realize pretty consistent levels of profitability, and the returns work out fairly close to being equal across the various sizes as well, albeit, I would say the highest volume, large venues that we do, do realize the best leverage on that investment.

Daniel Imbro	Q

Analyst, Stephens, Inc.

Got it, that’s helpful. And then maybe one for Ben on Toptracer; I think you said the targeted EBITDA per bay it be about $1,500 but where is that running in 2019 or today? And if there is an implied pickup to get to that target, what do you think drives it on a per-bay basis?

29
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Ben Sharpe	A

President-Toptracer and Toptracer Range, TopGolf International, Inc.

Yeah, those numbers are what we’re achieving – or what we achieved in 2019. And I think as we start to get more volume in the markets and our quantity of cameras and screens increases then we should be able to get some leverage to at least maintain that level.

Daniel Imbro	Q

Analyst, Stephens, Inc.

Got it. And last one for me, just a housekeeping one. I guess, Brian, can you talk about the cadence of the Topgolf business from a seasonality standpoint is – as you think about modeling, is there is a certain quarter that has an outsized portion of revenue or how should we think about that as we think about layering in two businesses together?

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

William, you want to take that one?

William Barry Davenport	A

Chief Financial Officer, TopGolf International, Inc.

Yeah. Sure. Yes, we definitely have seasonality in the Topgolf and venue business, specifically; the other business lines within Topgolf don’t necessarily have a seasonality. But if you were to look at the Topgolf venue business quarters two and three are highest volume, then you see slightly lower in Q1 and Q4 is kind of in the middle of those two.

Daniel Imbro	Q

Analyst, Stephens, Inc.

Got it. Thanks for the color guys. Good luck.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

30
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Thank you, Daniel.

Operator: And our next question will come from Casey Alexander with Compass Point Research & Trading. Please go ahead.

Casey Alexander	Q

Analyst, Compass Point Research & Trading LLC

Yeah. Hi. Good afternoon. I mean I can read the slide about Toptracer but I’m not quite getting how the business model works. Can you kind of walk me through how the business model works for Toptracer just so that I understand how it might develop over time?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Sure, Casey. I’ll turn that to you, Ben, do you want to take that one?

Ben Sharpe	A

President-Toptracer and Toptracer Range, TopGolf International, Inc.

Yes, so Casey, so we are installing our technologies in golf ranges or golf facilities, on golf courses. And we put in the technology at our cost and then our customers enter into a five-year lease, which we become cash positive in year two. So, that’s part one of the model. And then the second part of that model is then through monetizing the guests through our apps on subscriptions and partnerships, which [Technical Difficulty] (1:23:10) revenue streams in later years.

Casey Alexander	Q

Analyst, Compass Point Research & Trading LLC

Okay. All right. That’s very helpful. Secondly, on the venues, is there any real revenue developed differentiation between cold weather venues versus warm weather venues? I know you’re not doing venue-specific stuff, but just as a general sense.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

31
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Dolf, I’ll throw that to you.

Dolf A. Berle	A

Chief Executive Officer, TopGolf International, Inc.

Sure. Well, what’s interesting about the venues is that we experience similar volumes in sales in Minnesota as we do in Arizona and in Florida or Texas. So, there is some – a great resilience to people who want to come out and hit golf balls whatever the climate. What we do is make some modifications as it relates to the heating and cooling in the bays because we’re blowing a fair amount of air, cold in the winter, hot in the summer, obviously. I’m sorry – well, heating and cooling.

And so, we make the modifications around that. But otherwise, there’s really not a lot necessary. And we’ve just been really pleased with how well the heating and cooling has worked. And you’d be, I think, surprised by the level of traffic that we get even in the cold when you’re below freezing in the northern climates.

Casey Alexander	Q

Analyst, Compass Point Research & Trading LLC

Yeah, okay, great. Thank you. And ironic that the Chief Development Officer’s name is Chris Callaway, so – I’d throw that in there.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Yeah, he’s a great team player, huh, Casey.

Casey Alexander	Q

Analyst, Compass Point Research & Trading LLC

Yeah. Thanks for taking my questions.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Thank you.

32
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Operator: And our next question will come from George Kelly with ROTH Capital Partners. Please go ahead.

George Arthur Kelly	Q

Analyst, ROTH Capital Partners, LLC

Hi, everybody, thanks for taking my questions. So I have a few for you. Maybe if we could start with the international venue business. Just curious if you could talk about why you chose to make that a franchise model? And with access to Callaway’s balance sheet, the enhanced liquidity and everything, could you take on any territories and develop them yourselves?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Sure. George, let me throw it to Steve to talk about that. Steve, would you like to try at least the first one and I’ll try the second?

Steve Lane	A

Vice President-International Strategy & Franchise Management, TopGolf International, Inc.

Yeah, sure. Thanks, Chip. So the reason, as I said on the slide, that we go for a franchise model is we want that perfect blend of our sort of knowledge and expertise and the franchisee’s local market knowledge because inevitably we have to be localized. We have to have the menu right, adjust the culture right, and those are all important factors. So that’s why we do it.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

And then on the second part of that, George, certainly with Callaway’s international scale and reach it will give us more flexibility here so we can evaluate that. But we also are quite pleased right now with the trajectory they are on. And I also want to add that the contracts do allow for us to increase in equity position into those businesses in the future if we choose to. So we have some multiple optionality there but the franchise model seems to make sense right now given all of the opportunities in front of us and the strength of the partner team that Steve and the team have put together.

George Arthur Kelly	Q

Analyst, ROTH Capital Partners, LLC

33
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Okay. Okay, great. And then next question for me is on your US venue business. So, I understand that you have cut some costs and I imagine that there were – you went through a whole process when everything was shut down, just trying to become more efficient. So the question is, do you need to get back to 100% of pre-COVID levels to achieve the same contribution, or where do you have to land to get to that pre-COVID contribution per venue?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

William, I’ll toss that to you.

William Barry Davenport	A

Chief Financial Officer, TopGolf International, Inc.

Yeah. Hey, George. No, we do not yet need to get back to 100% to reach pre-COVID levels. The operations team working with our F&B team has just done a fantastic job rethinking the venue business as we went into the pandemic. Some of these things were things that we were planning on doing already in the future. But we also rolled up our sleeves and said, how do we think about the business differently. And we’ve just done a fantastic job. So in fact, we do have venues that have, just in the last few months have made higher EBITDA this year than they did in the same period last year despite their sales being down.

George Arthur Kelly	Q

Analyst, ROTH Capital Partners, LLC

Okay. And then last question for me, back to CapEx and the $325 million, I’m not sure I still sort of understand that right. So, just – that’s between 2021 and 2023, and I have you opening 30 stores roughly, so, I felt your – I thought you were going to take some of those on as fully-owned and I thought just between maintenance CapEx and the fully-owned ones, I’m struggling to reach your $325 million target. So, just wondering if there is anything I’m missing within that number.

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Yeah, George, this is Brian. The CapEx will be for – it’s a fair number of things, but it’s – new venue CapEx to help drive growth in those venues, that’s the largest piece. There is just general maintenance CapEx for the other facilities to keep them running. There’s some corporate OpEx and things like that in there as well. And then, it’s hard to do just the math with the venues and say, hey, it’s going to be this much precise because some of those are going to be owned or self-financed, which raises the cost, and if they are bigger sites, that will throw your model off a little bit. We’re just trying to give you the total amount we plan to invest over those three years.

34
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

George Arthur Kelly	Q

Analyst, ROTH Capital Partners, LLC

Okay. Maybe if I – just a slight variation on the same question, what’s the expected amount of total reach kind of financed? What’s that amount at the end of 2023?

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

William, do you have that?

William Barry Davenport	A

Chief Financial Officer, TopGolf International, Inc.

Well, I would say, I would – probably not appropriate to throw out that estimate right now. I mean, we’d probably need to look at the Callaway model on that. I do want to point out though within that $325 million, that’s really the net investment from Callaway, correct, so, there are...

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Yes. Right.

William Barry Davenport	A

Chief Financial Officer, TopGolf International, Inc.

...other cash from ops is also a positive number in that equation.

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Okay. That’s right. So, the total CapEx will be higher than $325 million because of their contributions from operations [indiscernible] (1:30:29) on the model that we’re suggesting. And there is other investments that we’re making in the business as well that are in there, such as potentially ERP and IT investments and things that are not directly tied to a new venue, et cetera, but the lion’s share – we’d like to view our capital is going to the cash generating side of that, so...

35
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Brian P. Lynch	A

Executive Vice President, Chief Financial Officer & Chief Legal Officer, Callaway Golf Co.

Right.

George Arthur Kelly	Q

Analyst, ROTH Capital Partners, LLC

Okay. Thank you very much.

Operator: [Operator Instructions] And our next question will be a follow-up from Brett Andress with KeyBanc Capital Markets. Please go ahead.

Brett Andress	Q

Analyst, KeyBanc Capital Markets, Inc.

Hey. Thanks for the follow-up. How much of the 29% of sales from events is from I guess pure corporate events in the traditional sense versus something like a birthday party or a bachelor party? And I guess I mean I was intrigued by an earlier comment that the venue business is focusing on smaller, more tailored events. I mean is it possible to plug the corporate hole with some of these events if the corporate events business does come back slower?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Sure, Brett. This is Chip, and I’m going to throw it to you in a second, Dolf, to clarify anything here but I believe it has true corporate and has individual events such as parties, et cetera, and I can tell you that they are already seeing good progress in the recovery on that front, so in terms of the total events portion of the business. So like so much of our portfolio it’s exceeding all of our expectations at this point. Dolf, I’m going to toss it to you to correct anything I said incorrectly there and then add anything you’d like.

Dolf A. Berle	A

Chief Executive Officer, TopGolf International, Inc.

No, I think you had it about right there, Chip. Actually corporate in 2019 was even higher than 50%, it was between 60% and 70%, and that varies a fair amount by venue based on proximity to corporate offices. But in

36
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

answer to the question about plugging the hole, I think it’s maybe relevant to say that corporate parties have seen declines in any number of sort of dramatic economic downturns over the course of the last 20 years; I’ve been doing it roughly that long. And so between 9/11 and the dotcom boom and then bust and then more recently the recession, corporate parties were the first things to take a dive. And then they also have come back and come back stronger.

So what we want to do is maintain the good relations we have with a lot of our legacy corporate clients to really educate corporations about the viability of smaller-sized parties that are not the larger gatherings which in so many cases are actually forbidden by local health authorities. And then to your good point, to ramp up the birthday, anniversary types events that – of which there are so many out there. And so what we’ve done is to try to reconstitute the packages that we have around those types event and reduce the friction it takes for people to book them by investing pretty significantly in online booking. Previously it was almost all through our sales force.

So I think when we come out of the COVID situation, we’re going to have a strengthened business when it comes to the social market because of what I just described. And then I think the corporate markets will come back pretty nicely likely with some pent-up demand.

Brett Andress	Q

Analyst, KeyBanc Capital Markets, Inc.

Got it. Thank you for that, and sounds like – I guess I got an open mic here. Just one more, can you just talk about, I guess, the playbook that you have to grow same-venue sales after the first year or so? I mean like are you pulling the price lever? Is there some way, do you expand volume off of year one, I mean just how should we think about the strategy that you have to sustain positive same-venue sales?

Oliver G. Brewer III	A

President, Chief Executive Officer & Director, Callaway Golf Co.

Dolf, go ahead, if you would.

Dolf A. Berle	A

Chief Executive Officer, TopGolf International, Inc.

Yeah. Let me start here and I can maybe pull in Craig Kessler too because we do this not only on the marketing side, but also the operations side. So, Craig, I’ll come your way in a second. But we absolutely do take price.

Pricing is designed in large part to offset any underlying cost inflation, whether it be labor or cost of goods sold. And so, historically, we’ve taken price and I believe we’ll continue to do that.

It’s important to say that we have a lot of capacity. So, so much of the work we do is trying to fill day parts that are less utilized. So, examples of the half-price play on Tuesday and college nights on Wednesdays have been good initiatives for us over the course of the last couple of years and we’ll continue to innovate on that front. I’m excited also about what we can do with the tournaments and other reasons for people to come and visit.

37
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

So, there is a lot of levels – I think a lot of ways that we can pull levers. And I’m very pleased with the recent advances we’re making on the digital marketing front, which is a much more cost-effective and much more targeted way to market to our audience. And so, if you combine those things and recognize again that we are at a pretty low level of awareness nationwide but even in those markets where we’re already operating, we see great opportunity.

I’m also excited about what Callaway can bring because one of the things that we’ve always imagined is that if serious golfers, which Callaway is obviously – they’re experts in that field – if they were to come more in the mornings or as a replacement for their workout at the gym or what have you, we have a bunch of capacity for that. So I think the Callaway lever on top of everything else that we’ve been working on will yield some positive results in this way.

Craig, do you want to add to that in any way in terms of some of the great programs that you and Gen run to try to encourage sales at the venues?

Craig Kessler	A

Chief Operating Officer-Venues, TopGolf International, Inc.

Yeah, happy to, Dolf. I think you summarized it nicely, pricing is a powerful lever, programming is a powerful lever and in addition to some of the programs that Dolf described, Gen alluded to earlier that the venue is a fixed asset that because of our really interesting brand gives us permission to do all sorts of unique things. So in the past we’ve run comedy nights, we’ve had concerts and we anticipate being able to get back to some of those things which were in their very early days pre-COVID which we believe represent meaningful upside down the road.

Two other things worth mentioning, the introduction of Angry Birds into the Topgolf ecosystem is a first step down that journey of giving guests new reasons to come back into the venue. And by the way, for some guests who are familiar with Topgolf but maybe have elected not to come because they thought it was “just a driving range,” doing things with games and brands like Angry Birds helps shift the perception of what we do and we already know will start to drive traffic.

The last thing I’d say is that our marketing team gets stronger by the day, and as they experiment with pushing out different messages through our owned channels whether it be e-mail, Instagram, using our site more effectively, we’re in the very early innings of optimizing that machine and we’re starting to see some nice wins that we think are replicable over time.

Brett Andress	Q

Analyst, KeyBanc Capital Markets, Inc.

All right. Thank you.

Operator: And this will conclude our question-and-answer session. I’d like to turn the conference back over to Chip Brewer for any closing remarks.

38
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Oliver G. Brewer III

President, Chief Executive Officer & Director, Callaway Golf Co.

All right, well, thank you, Topgolf team for your hard work and efforts on this call with us as well as my Callaway team, and thank you, everybody, that has joined us either directly on the call or online.

After listening to the presentation, I hope you share my enthusiasm for this wonderful opportunity. I also hope that you recognize the strength of the team at Topgolf and what a proven model they are offering in this combined merger. This is something I’ve known for a while as an insider and it’s our pleasure to get you more acquainted with it as well as the considerable upside that this is going to present to investors in Callaway Golf.

We look forward to delivering on our expectations and continuing to engage with investors on this excellent opportunity going forward. Thank you so much for your time.

Operator: And ladies and gentlemen, the conference has now concluded. Thank you for attending today’s presentation. You may now disconnect your lines at this time.

39
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Additional Information and Where You Can Find It

Callaway Golf Company will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Callaway Golf Company that also constitutes a prospectus of Callaway Golf Company and a consent solicitation statement of Topgolf International, Inc. (the “proxy statement/prospectus/consent solicitation”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS/ CONSENT SOLICITATION, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CALLAWAY GOLF COMPANY, TOPGOLF INTERNATIONAL, INC., THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation and other documents filed with the SEC on Callaway’s website at https://www.callawaygolf.com (for documents filed with the SEC by Callaway).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Callaway, Topgolf, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Callaway in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Callaway and Topgolf, respectively, in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus/consent solicitation when it is filed with the SEC. Information regarding Callaway’s directors and executive officers is contained in Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Revised Definitive Proxy Statement on Schedule 14A, dated March 27, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

40
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “may,” “should,” “will,” “could,” “would,” “anticipate,” “plan,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” and similar expressions, among others, generally identify forward-looking statements, which speak only as of the date the statements were made and are not guarantees of future performance. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Callaway and Topgolf, including the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Callaway, Topgolf or the combined company, the strategies, prospects, plans, expectations or objectives of management of Callaway or Topgolf for future operations of the combined company, any statements regarding the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions, and statements of belief and any statement of assumptions underlying any of the foregoing.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks, uncertainties and other factors relate to, among others: risks and uncertainties related to our pending merger with Topgolf, including the failure to obtain, or delays in obtaining, required regulatory approval, the risk that such approval may result in the imposition of conditions that could adversely affect Callaway or the expected benefits of the proposed transaction, any termination fee that may be payable by Callaway pursuant to the terms of the merger agreement, or the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; costs, expenses or difficulties related to the merger with Topgolf, including the integration of the Topgolf business; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; the potential impact of the announcement, pendency or consummation of the proposed transaction on relationships with Callaway’s and/or Topgolf’s employees, customers, suppliers and other business partners; the risk of litigation or regulatory actions to Callaway and/or Topgolf; inability to retain key personnel; changes in legislation or government regulations affecting Callaway and/or Topgolf; uncertainty of the duration, scope and impact of COVID-19; a further spread or worsening of COVID-19; any further regulatory actions taken in response to COVID-19, including the future shutdown of or restrictions on Callaway’s or Topgolf’s retail locations, venues, distribution centers, manufacturing plants or other facilities; the effectiveness of Callaway’s or Topgolf’s protective gear, social distancing guidelines, and other preventive or safety measures; disruptions to business operations of Callaway and Topgolf as a result of COVID-19, including disruptions to business operations from travel restrictions, government-mandated or voluntary shut-down orders or quarantines, or voluntary “social distancing” that affects employees, customers and suppliers; continued growth, momentum and opportunities in the golf industry; production delays, closures of manufacturing facilities, retail locations, warehouses and supply and distribution chains; staffing shortages as a result of remote working requirements or otherwise; uncertainty regarding global economic conditions, particularly the uncertainty related to the duration and impact of the COVID-19 pandemic, and related decreases in customer demand and spending; and economic, financial, social or political conditions that could adversely affect Callaway, Topgolf or the proposed transaction.

The foregoing list is not exhaustive. For additional information concerning these and other risks and uncertainties that could affect these statements, the golf industry, and Callaway’s business, see Callaway’s Annual Report on Form 10-K for the year ended December 31, 2019 as well as other risks and uncertainties detailed from time to time in Callaway’s reports on Forms 10-Q and 8-K subsequently filed with the SEC, including the proxy statement/prospectus/consent solicitation that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Callaway undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

41
1-877-FACTSET www.callstreet.com	Copyright © 2001-2020 FactSet CallStreet, LLC